EXHIBIT 12
JOHNSON CONTROLS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
The following table shows our ratio of earnings to fixed charges for the fiscal years ended September 30, 2011 and 2010:

	Year Ended	Year Ended
(Dollars in millions)	September 30, 2011	September 30, 2010
Net income attributable to Johnson Controls, Inc.	$1,624	$1,491
Provision for income taxes	370	197
Income attributable to noncontrolling interests	117	75
Income from equity affiliates	(298)	(254)
Distributed income of equity affiliates	194	212
Amortization of previously capitalized interest	10	11
Fixed charges less capitalized interest	331	302

Earnings	$2,348	$2,034

Fixed charges:
Interest incurred and amortization of debt expense	$224	$193
Estimated portion of interest in rent expense	141	130

Fixed charges	$365	$323
Less: Interest capitalized during the period	(34)	(21)

Fixed charges less capitalized interest	$331	$302

Ratio of earnings to fixed charges	6.4	6.3

For the purposes of computing this ratio, “earnings” consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.